EXHIBIT 4.91

<u>OPTION AGREEMENT</u>

entered into by and between

DRDGOLD LIMITED

("DRD")

on the first part

AND

M5 DEVELOPMENTS (PTY) LIMITED

("M5")

on the second part

PREAMBLE

DRD is the registered owner of the Land, willing to give M5 an option to purchase the Land.

1   DEFINITIONS

The headings of the clauses in this agreement are for the purpose of convenience and reference only and shall not be used in the interpretation of nor modify nor amplify the terms of this agreement nor any clause hereof.   In this agreement, unless a contrary intention clearly appears -

1.1   words importing -

1.1.1   any one gender include the other gender;

1.1.2   the singular include the plural and vice versa; and

1.1.3   natural persons include created entities (incorporated or unincorporated) and *vice versa.*

1.2   If any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, effect shall be given to it as if it were a substantive clause in the body of the agreement, notwithstanding that it is only contained in the interpretation clause.

1.3   If any period is referred to in this agreement by way of reference to a number of days, the days shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or a public holiday, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or a public holiday.

1.4   This agreement shall be governed by and construed and interpreted in accordance with the law of the Republic of South Africa.

1.5   The following terms shall have the meanings assigned to them hereunder and cognate expressions shall have a corresponding meaning, namely:

1.5.1   **"DRD"** means DRDGold Limited (Company Registration No. 1895/000926/06), herein represented by William Thomas Beer in his capacity as the duly authorised representative of DRD;

1.5.2   **"M5"** means M5 Developments (Pty) Limited (Company Registration No. 2000/004586/07), herein represented by Deon Meyer, in his capacity as Director of the company, him having been duly authorised thereto by a Company Resolution;

1.5.3   **"the** Land" means the area demarcated as area A, B, C, D, E and F on Annexure A the Draft Deed of Sale being:-

- the Remaining Extent of Portion 5 of the Farm Roodepoort, 237 IQ (T261/1934); and

- the Remaining Extent of Portion 1 of the Farm Roodepoort, 237 IQ (T15456/1955);

1.5.4   **"Option Period"** means a period commencing on the Effective Date and terminating of 19 September 2005;

1.5.5   **"Due Diligence"** means that which M5 requires to do to establish, with reasonable certainty, the capability of the Land being used for land development purposes;

1.5.6   **"Purchase Price"** means R15 000 000 (Fifteen Million Rand) (excluding VAT);

1.5.7   **"Option Fee"** means an amount of R500 000 (Five Hundred Thousand Rand)(excluding VAT) per month, calculated monthly from the Effective Date, or a proportion thereof, calculated up and until the exercise of the option date;

1.5.8   **"Effective Date"** means the date of signature of the last party signing this Agreement;

1.5.9   **"Exercise of Option Date"** means the date upon which M5 exercises the option;

1.5.10   **"the Parties"** means DRD and M5;

1.5.11   **"this Agreement"** means this Option Agreement and include all schedules which form and integral part of this Agreement.

1.5.12 **"the Draft Sale Agreement"** shall be the Agreement of Sale attached as Annexure "B".

2 GRANT OF OPTION

DRD grants M5 an option to purchase the Land at the Purchase Price for the duration of the Option Period, which option M5 accepts on the terms and conditions, as described in this Agreement.

3 EXERCISE OF OPTION

M5 shall be entitled to exercise the option granted by giving DRD written notice during the option period of the exercise of the option, and by providing it with a guarantee as envisaged under clause 3.2 of the Draft Deed of Sale, in which event a purchase of the Land shall come into place and stead, as described in the Draft Deed of Sale.

4 PAYMENT OF OPTION FEES

M5 shall, during the Option Period, pay to DRD the Option Fee, provided that as from the date of the exercise of the option, Option Fees shall no longer be payable and M5 shall accept the responsibility and become liable for the costs and expense pertaining to the upkeep of the Land, which DRD would otherwise be responsible for; provided that a portion of the option shall be reimbursed to M5, in accordance with the date of the exercise of the option in relation to that period for which the Option Fee has been paid.

5 NOMINEE

5.1 M5 reserves the right to nominate a third party to take transfer of the Land, against the exercise of the option, by advising DRD of the identification of such third party, and DRD shall pass transfer to that third party if so required provided that M5 shall remain liable to DRD as co-principal debtor with that nominee (Jointly and Severely) for the due performance of the nominee's obligation in terms of the Sale Agreement.

6   SALE AGREEMENT

6.1   Upon the exercise of the option, M5 purchases and DRD sells the Land to M5 at the Purchase Price on the terms of Draft Deed of Sale.

6.2   The Purchase Price shall be guaranteed as at the date of exercise of the option in terms of a financial guarantee issued by a bank or financial institution, in favour of DRD (as provided under clause 3.2 of the Draft Deed of Sale), for payment to DRD against registration of transfer, and from which date of transfer the full risk to the Land shall pass to M5 or its nominee taking transfer.

7   TRANSFER

Transfer of the Land shall be passed by the conveyancers appointed by DRD at the cost of M5 and both parties shall do all that is necessary and required to be done to effectuate such transfer, without any unreasonable delays being caused.

8   OCCUPATION

M5 shall, from the exercise of the option date take occupation of the Land, provided that M5 shall, as from the Effective Date have access to the Land for purposes of carrying out the Due Diligence and DRD undertakes to provide M5 with whichever information DRD has in its possession or under its control, to assist M5 carrying out the Due Diligence, without warranting the correctness of such information, and DRD shall grant whichever consents, approvals and/or authorities are reasonably necessary to enable M5 to carry out an unrestricted/unprohibited Due Diligence exercise, at the sole cost and expense of M5, provided further DRD shall not make claim or charge or be entitled to any compensation for information granted to M5, nor become responsible to pay professionals and/or consultants for work done on the instructions of M5.

9   NOTICES AND DOMICILIA

9.1   The Parties choose as their *domicilia citandi et executandi* their respective addresses set out in this clause for all purposes arising out of or in connection with the agreement at which addresses all processes and notices arising out of or in connection with this Agreement, its breach or termination may validly be served upon or delivered to the Parties.

9.2   For purposes of this Agreement, the Parties' respective addresses shall be:

9.2.1   M5 at –   539 Ontdekkers Road,

                                  FLORIDA NORTH

                                  Fax No.: (011) 472-2643

DRD at -   DRD Building

                                  45 Empire Road

                                  Parktown

                                  JOHANNESBURG

                                  Fax No.: 011 482 6280

        or at such other address of which the party concerned may notify the other/s in
        writing provided that no street address mentioned in this sub-clause shall be
        changed to a post office box or *poste restante*.

9.3   Any notice given in terms of this agreement shall be in writing and shall –

9.3.1   if delivered by hand be deemed to have been duly received by the addressee on
            the date of delivery;

9.3.2   if posted by prepaid registered post be deemed to have been received by the
            addressee on the 8th (eighth) day following the date of such posting;

9.3.3   if transmitted by facsimile be deemed to have been received by the addressee
            on the day following the date of dispatch,

        unless the contrary is proved.

9.4   Notwithstanding anything to the contrary contained or implied in this agreement, a
        written notice or communication actually received by one of the Parties from
        another including by way of facsimile transmission shall be adequate written
        notice or communication to such party.

10   DISPUTE RESOLUTION

Any dispute arising under this Agreement shall be mediated between the Parties by a mutually agreed and suitably skilled mediator. Should the mediator be unsuccessful and the Parties fail to reach agreement, then the dispute may be referred by the aggrieved party to the arbitration of a single arbitrator, to be agreed between the Parties, or failing agreement to be nominated on the application of any party by the President for the time being of the South African Association of Arbitrators. The decision of the single arbitrator shall be final and binding on the Parties.

11   BREACH AND CANCELLATION

If a party ("the defaulting party") commits a breach and/or fails to meet its obligations in terms of this agreement and fails to remedy such breach after having received not less than 30 (thirty) days written notice, or where the 30 (thirty) day period is patently inappropriate, then a reasonable notice period, from the other party ("the innocent party") to do so, then the innocent party shall be entitled to cancel this agreement without any further notice being given to the defaulting party and without prejudice to the innocent party's other rights which the innocent party may have in law. The innocent party may claim from the defaulting party specific performance without notice being required or been given, as aforestated. This clause shall not apply to the payment of Option Fees owing under this Agreement and the Option shall be suspended for any period that it remains unpaid, and become cancelled if not paid within 5 days of its due date.

12   WAIVER

No latitude or extension of time or other indulgence which may be given or allowed by either party to the other in respect of any payment or obligation or performance in terms of this agreement, shall in any way or circumstance be an implied consent by any party or operate as a waiver or a novation or otherwise effect any of such party's rights in terms of or arising out of this agreement or estop such party from enforcing at any time and without notice strict and punctual compliance with each and every provision or term hereof.

13   ENTIRE AGREEMENT

This agreement reflects the entire agreement between the Parties and no variation, amendment or addendum shall be of any force and effect between the Parties unless contained in writing and signed by them.

14   INDIVISIBILITY

This agreement and the transaction herein contemplated shall be indivisible, save that should it transpire that any part or parts thereof are invalid or unenforceable, such invalid or unenforceable parts shall be severable so that the remaining parts which are valid and enforceable shall remain valid and shall not also be tainted by such invalidity or unenforceability.

THUS DONE AND SIGNED at ROODEPOORT on this 21st of July 2005 in the presence of the undersigned witnesses.

<u>**AS WITNESSES**</u>:

1.   …………………….......

2.   ……………................   /s/ WT Beer
William Beer
Regional General Manager : Assets and Commercial

for and on behalf of
DRDGOLD LIMITED

THUS DONE AND SIGNED at ROODEPOORT on this the 21st of July 2005 in the presence of the undersigned witnesses.

<u>**AS WITNESSES**</u>:

1.   …………………….......

2.   ……………................   <u>/s/ M5 DEVELOPMENTS (PTY) LIMITED</u>
_____

for and on behalf of
M5 DEVELOPMENTS (PTY) LIMITED